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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                        CAPSTONE PHARMACY SERVICES, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                          COMMON STOCK ($.01 PAR VALUE)
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    14066N101

                     ---------------------------------------

                                 (CUSIP Number)

      DENIS A. PORTARO, 2596 MISSION STREET, SAN MARINO, CALIFORNIA 91108,
                                 (818)441-4525
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 JANUARY 3, 1997

                    ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D

-------------------------------------            ------------------------------
CUSIP No.       14066N101                            Page  2    of   6    Pages
-------------------------------------            ------------------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
 1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ronald Belville; The Denis A. and Sandra Lou Portaro Revocable Trust
         of 1992; and Denis A. Portaro and Sandra Lou Portaro
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)               (a) [ ]
 2       Denis A. Portaro and Sandra Lou Portaro are trustees of the     (b) [x]
         Denis A. and Sandra Lou Portaro Revocable Trust of 1992 (the
         Trust"), which was the sole owner of Portaro Pharmacies, Inc.
         Ronald Belville was the sole owner of Clinical Care-SNF
         Pharmacy, Inc. The Trust and Ronald Belville both received shares of common stock of the Issuer when Portaro Pharmacies, Inc. and Clinical Care-SNF Pharmacy, Inc. were simultaneously merged with and into a subsidiary of the Issuer. The filing of this Statement shall not be deemed to be an admission that the undersigned reporting persons constitute a "group" within the meaning of Section 13(d).

--------------------------------------------------------------------------------
       SEC USE ONLY
 3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS*
 4       OO

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
 5         Not Applicable

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
 6       Sandra Lou Portaro - California        Denis A. Portaro - California
         Ronald Belville - California

--------------------------------------------------------------------------------
                           SOLE VOTING POWER
                  7           Ronald Belville - 1,354,402 shares.

 NUMBER OF
  SHARES        ----------------------------------------------------------------
 BENEFICIALLY              SHARED VOTING POWER
 OWNED BY         8           See response to item 5 on attached Schedule 13D.
   EACH
 REPORTING      ----------------------------------------------------------------
  PERSON                   SOLE DISPOSITIVE POWER
   WITH           9           Ronald Belville - 1,354,402 shares.

                ----------------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                 10           See response to item 5 on attached Schedule 13D.

--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       The Denis A. and Sandra Lou Portaro Revocable Trust of 1992
         (and Denis A. Portaro and Sandra Lou Portaro as trustees of the
         Trust) - 1,354,402 shares. Ronald Belville - 1,354,402 shares.

--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
12 Ronald Belville disclaims beneficial ownership of all 1,354,402 shares held by The Denis A. and Sandra Lou Portaro Revocable
         Trust of 1992, Denis A. Portaro and Sandra Lou Portaro. The
         Denis A. and Sandra Lou Portaro Revocable Trust of 1992, Denis
         A. Portaro and Sandra Lou Portaro disclaim beneficial ownership of all 1,354,402 shares held by Ronald Belville.

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       The Denis A. and Sandra Lou Portaro Revocable Trust of 1992
         (and Denis A. Portaro and Sandra Lou Portaro as trustees of the
         Trust) - 4.0% of total shares outstanding of 33,843,025. Ronald Belville - 4.0% of total shares outstanding of 33,843,025.

--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON *
14       Ronald Belville - IN
         Denis A. Portaro - IN

         The Denis A. and Sandra Lou Portaro Revocable Trust of 1992 - OO
         Sandra Lou Portaro - IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 14066N101                                                  Page 3 of 6


ITEM 1.SECURITY AND ISSUER.

      The securities that are the subject of this statement consist of common stock ($.01 par value) of Capstone Pharmacy Services, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2930 Washington Boulevard, Baltimore, Maryland 21230.

ITEM 2.IDENTITY AND BACKGROUND.

      (a) This statement is filed jointly by the following reporting persons (hereinafter sometimes referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached to this statement as Exhibit 1:

            (1)   Ronald Belville, and
            (2) The Denis A. and Sandra Lou Portaro Revocable Trust of 1992 (the "Trust"), and Denis A. Portaro and Sandra Lou Portaro.

      (b) and (c) The business address of Denis A. Portaro and Sandra Lou Portaro is 2596 Mission Street, San Marino, California 91108. Mr. Portaro is employed by the Issuer as its Senior Vice President, Western Division, and Mrs. Portaro is employed by Institutional Pharmacy Services, Inc., the subsidiary of the Issuer (the "Subsidiary"). The business address of Ronald Belville is 9245 Activity Road, Suite 110, San Diego, California 92126. Mr. Belville is employed by the Issuer as its Senior Vice President of Operations.

      (d) None of the Reporting Persons has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Ronald Belville, Denis A. Portaro and Sandra Lou Portaro are United States citizens and residents of California.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The securities that are subject to this statement were issued by the Issuer as part of the merger consideration in connection with the simultaneous merger of Portaro Pharmacies, Inc. and Clinical Care-SNF Pharmacy, Inc. with and into the Subsidiary. The merger of each company was effected pursuant to an Agreement and Plan of Merger, copies of which are attached hereto as Exhibits 2 and 3.

      (b) None of the reporting persons has used borrowed funds to acquire the subject securities.

CUSIP No. 14066N101                                                  Page 4 of 6


ITEM 4. PURPOSE OF TRANSACTION.

      The securities that are subject to this statement were issued by the Issuer as part of the merger consideration in connection with the simultaneous merger of Portaro Pharmacies, Inc. and Clinical Care-SNF Pharmacy, Inc. with and into the Subsidiary. Such securities were not acquired by the Reporting Persons for purpose of gaining control of the Issuer. None of the Reporting Persons has any plans or proposals that relate to (i) any extraordinary corporate transaction, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. The Reporting Persons intend to continue to conduct investment activities related to the securities of the Issuer in the ordinary course of business.

ITEM 5.INTEREST IN THE SECURITIES OF THE ISSUER.

      (a) and (b) The Denis A. and Sandra Lou Portaro Revocable Trust of 1992 owns 1,354,402 shares of common stock of the Issuer (the "Trust Shares"), which equals approximately 4.0% of the total 33,843,025 outstanding shares of common stock of the Issuer. Denis A. Portaro and Sandra Lou Portaro are trustees of the Trust and beneficially own such shares within the meaning of Rule 13d-3. The actions of Mr. and Mrs. Portaro with respect to the Trust Shares are governed by the terms of the trust instrument and the general obligations of fiduciaries. Mr. and Mrs. Portaro may consult with each other and act together with respect to the voting and disposition of the Trust Shares.

            Ronald Belville owns 1,354,402 shares of common stock of the Issuer, which equals approximately 4.0% of the total 33,843,025 outstanding shares of common stock of the Issuer. Mr. Belville has sole voting and investment power with respect to such shares.

            Ronald Belville disclaims beneficial ownership of all 1,354,402 shares held by The Denis A. and Sandra Lou Portaro Revocable Trust of 1992 (and Denis A. Portaro and Sandra Lou Portaro as trustees). The Denis A. and Sandra Lou Portaro Revocable Trust of 1992, Denis A. Portaro and Sandra Lou Portaro disclaim beneficial ownership of all 1,354,402 shares held by Ronald Belville. The filing of this statement shall not constitute an admission that the Reporting Persons constitute a "group" within the meaning of Section 13(d).

      (c) The Reporting Persons did not engage in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of the event which required the filing of this statement.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of common stock of the Issuer held by each Reporting Person, respectively.

CUSIP No. 14066N101                                                  Page 5 of 6


ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On January 3, 1997, Ronald Belville and his company, Clinical Care-SNF Pharmacy, Inc. ("Clinical Care"), entered into an Agreement and Plan of Merger with the Issuer and its subsidiary. On January 3, 1997, The Trust, Denis Portaro, Sandra Portaro and their company, Portaro Pharmacies, Inc. ("PPI"), entered into an Agreement and Plan of Merger with the Issuer and its subsidiary. Pursuant to such merger agreements, Clinical Care and PPI were merged with and into the subsidiary of the Issuer, and as part of the merger consideration the Reporting Persons were issued the shares of common stock which are the subject of this statement. All of the shares of common stock set forth herein are the subject of a Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4. One Hundred Eighty Thousand Five Hundred Eighty-Seven (180,587) shares held by the Trust (and by Denis and Sandra Portaro as trustees) and 180,587 shares held by Ronald Belville are currently held in escrow pursuant to the terms of an Escrow Agreement, copies of which are attached hereto as Exhibits 5 and 6. Such shares shall be released to the Reporting Persons in accordance with the terms and conditions set forth in the merger agreements and the escrow agreements and subject to deduction for any claims made against such shares held in escrow.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      The following agreements are filed as Exhibits to this Schedule 13D:

      1. Agreement of Joint Filing.

      2. Agreement and Plan of Merger between Ronald Belville, Clinical Care-SNF Pharmacy, Inc., Capstone Pharmacy Services, Inc. and Institutional Pharmacy Services, Inc.

      3. Agreement and Plan of Merger between Denis Portaro, Sandra Portaro, The Denis A. and Sandra Lou Portaro Revocable Trust of 1992, Portaro Pharmacies, Inc., Capstone Pharmacy Services, Inc. and Institutional Pharmacy Services, Inc.

      4. Registration Rights Agreement.

      5. Escrow Agreement (Portaro).

      6. Escrow Agreement (Belville).

CUSIP No. 14066N101                                                  Page 6 of 6

SIGNATURE.

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 13, 1997            THE DENIS A. AND SANDRA LOU PORTARO
                                    REVOCABLE TRUST OF 1992


                                    By:/s/ Denis A. Portaro
                                    ------------------------------
                                         Denis A. Portaro, Trustee


                                    By:/s/ Sandra Lou Portaro
                                    ------------------------------
                                         Sandra Lou Portaro, Trustee


Dated:  January 13, 1997            /s/ Denis A. Portaro
                                    ------------------------------
                                    DENIS A. PORTARO, Personally


Dated:  January 13, 1997             /s/ Sandra Lou Portaro
                                    ------------------------------
                                    SANDRA LOU PORTARO, Personally


Dated:  January 13, 1997             /s/ Ronald Belville
                                    ------------------------------
                                    RONALD BELVILLE, Personally